Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated March 2, 2009

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The transcript attached as Exhibit A appeared on the Ventura County Star (California) on March 2, 2009.

                These articles were not prepared by or reviewed by LendingClub Corporation (the "Company") prior to their publication. The publishers of these articles are not affiliated with the Company. The Company made no payment and gave no consideration to these publishers in connection with the publication of these articles or any other articles published by these publishers concerning the Company. Statements in these articles that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus dated October 13, 2008, which the Company filed with the SEC on October 14, 2008 together with the Company's most recently filed prospectus supplement. In particular, you should carefully read the risk factors described in the prospectus.

Forward-Looking Statements

                Some of the statements that these articles attribute to Mr. Laplanche are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the impact of the Company's new structure on its financial condition and results of operations; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Ventura County Star (California)

March 2, 2009 Monday

Peer-to-peer lending gains power amid fiscal woes; Borrowers get lower interest rates

Allison Bruce. abruce@VenturaCountyStar.com

It's a familiar practice: To earn interest, deposit money in a bank; to borrow, secure a bank loan or charge on credit cards.

But as traditional financial approaches have come under fire in the wake of investment bank failures and FDIC takeovers, consumers are considering alternatives.

For some, the idea of "cutting out the middleman" has expanded from buying wholesale or exchanging goods on Craigslist to taking out a loan.

The system is called peer-to-peer lending. Investors seeking higher interest returns provide money to borrowers looking for lower rates, often with a group of lenders sharing the risk on an individual loan. There is still a middleman - a company that hooks up borrowers with lenders and manages accounts. But those behind peer-to-peer lending say people can find good deals.

"The current economic slowdown, as unfortunate as it is, actually has been helping us," said Renaud Laplanche, chief executive of Lending Club. "It makes us more useful and more relevant. Now is the perfect time for peer-to-peer lending to become mainstream."

Banks have tightened credit standards, making it more difficult for people with good credit to get a good interest rate, Laplanche said. Meanwhile, investors wary of the testy stock market are looking for other investment opportunities at a time when small businesses are seeing their credit lines shrink.

Borrowing from individuals opens up access to new capital, usually at a lower rate, Laplanche said. That's not to say anybody can get a loan. Some people just don't qualify.

"We'd like to be open to everybody, but we also need to protect our lenders - who are also people - against risk," Laplanche said.

Staying close to home

For people with good credit who are seeking a killer interest rate, friends and family are an option.

Virgin Money distinguishes itself as social lending instead of peer-to-peer, emphasizing that it mediates loans between people who know each other.

"For us, that relationship is actually a really critical piece to the success of the loan," said Helen Payne Watt, director of content.

Virgin Money acts as a third party that helps protect the lender's money and the relationship of both parties, she said.

Demand has gone up with the economic downturn.

The company just exceeded $400 million in social loan value, up from $200 million in October 2007, Watt said.

The interest has been driven by people looking for lower loan rates, more flexible repayment plans or access to credit.

In January, there was a spike in loans used for debt consolidation, Watt said. The average interest rate for personal loans to friends and relatives is 5.56 percent, offering a significant savings from traditional sources, she said.

For lenders, being able to go through a company like Virgin Money means their loan gets legal protection that could help them recover it in court if necessary. Virgin Money documents and services the loan for fees that add up to a lot less than hiring an attorney or accountant to set things up, Watt said.

As part of its service, Virgin Money acts as a buffer between the parties, including making reminder calls and handling disputes.

Virgin Money is expanding its offerings to more traditional loans as it tries to offer borrowers a variety of products. Watt said the company's goal is to give people a new way to handle money, incorporating some of the social lending approach. For example, the company might combine a family-arranged mortgage with a traditional mortgage for a lower rate.

Trimming costs

Peer-to-peer lending should continue to grow until the credit market starts to loosen up, but then will most likely drop back down, said Augus Harjoto, professor of finance at Pepperdine University.

That doesn't mean it will disappear, but he doesn't see it replacing the role of banks.

"People will try to borrow money directly, try to cut out the middle person and reduce costs," he said.

Banks have evolved to a special place in the economy, where they serve as an intermediary between lender and borrower, he said.

Harjoto said banks can offer "delegated monitoring" where they have economies of scale in keeping an eye on what borrowers are doing with the money on behalf of the lender. Lenders also have added FDIC insurance protection with banks, something that doesn't happen with loans between individuals, he said.

What peer-to-peer lending sites can offer is lower overhead costs that can translate into reduced rates for borrowers and better rates for lenders.

Success story

Jada Brazil, a video game developer in Los Angeles, got a Lending Club loan last summer. Brazil had consolidated her debt into a bank loan at a rate of 14.25 percent. That was lower than her credit card rate, but she wasn't seeing her debt diminish like she wanted.

She joined Lending Club, thinking, "What's the worst that can happen?" In three days, she obtained a loan with a 9 percent interest rate to pay off the bank loan.

She borrowed about $3,000 from Lending Club members. By sometime this month, she expects to be debt-free.

"If I was still with my brick-and-mortar bank, that probably wouldn't have happened at all," Brazil said.

Brazil likens Lending Club to her experience getting furniture from Craigslist - sellers and buyers connect in a more personal way.

"I'm not a number somewhere," she said.

Regulatory hurdle

Lending Club set out in April to get approval from the U.S. Securities and Exchange Commission, which would put the company in the envious position of being able to service loans. That would give the company an advantage over competitors, such as Prosper, which has put peer-to-peer loans on hold as it works through the regulatory process, and another company that has pulled out of the U.S. market. Though some lending sites have argued to the contrary, the SEC has determined the sites sell investments and must be regulated.

Laplanche said the registration process is long and costly, but it gives credibility to the company and builds trust among lenders.

Lenders would still risk getting repaid, but the cash balance in their accounts would be FDIC insured.

Registration also means lenders can buy and sell loan notes among other Lending Club members before the loan expires. That creates a secondary market, but a controlled one.

Laplanche said people like that peer-to-peer lending is simple, adding, "It gives lenders a sense of control."

On the Net:

http://www.lendingclub.com

http://www.virginmoneyus.com